# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jasper Therapeutics, Inc., CIK 0001788028
CUSIP: 471871202
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2200 BRIDGE PKWY SUITE #102, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 07/16/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001848809
Persons authorized to receive notices and communications: Adam Morgan, Velan Capital Investment Management LP, 100 North Main Street, Suite 301, Alpharetta, Georgia (GA), 30009, 646-844-0030; Ryan Nebel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Velan Capital Master Fund LP (CIK 0001964356): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,021,915; sole dispositive power 0; shared dispositive power 3,021,915; aggregate amount beneficially owned 3,021,915 (8.9% of the class)
- Velan Capital Holdings LLC (CIK 0001964353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,021,915; sole dispositive power 0; shared dispositive power 3,021,915; aggregate amount beneficially owned 3,021,915 (8.9% of the class)
- Velan Horizon Fund LP (CIK 0002057740): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 82,304; sole dispositive power 0; shared dispositive power 82,304; aggregate amount beneficially owned 82,304 (0.2% of the class)
- Velan Horizon GP LLC (CIK 0002057821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 82,304; sole dispositive power 0; shared dispositive power 82,304; aggregate amount beneficially owned 82,304 (0.2% of the class)
- Avego Healthcare Capital, L.P. (CIK 0001822834): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 245,328; sole dispositive power 0; shared dispositive power 245,328; aggregate amount beneficially owned 245,328 (0.7% of the class)
- Avego Healthcare Capital Holdings, LLC (CIK 0001964446): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 245,328; sole dispositive power 0; shared dispositive power 245,328; aggregate amount beneficially owned 245,328 (0.7% of the class)
- Avego Management LLC (CIK 0001886177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 245,328; sole dispositive power 0; shared dispositive power 245,328; aggregate amount beneficially owned 245,328 (0.7% of the class)
- Velan Capital Investment Management LP (CIK 0001848809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,349,547; sole dispositive power 0; shared dispositive power 3,349,547; aggregate amount beneficially owned 3,349,547 (9.88% of the class)
- Velan Capital Management LLC (CIK 0001964355): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,349,547; sole dispositive power 0; shared dispositive power 3,349,547; aggregate amount beneficially owned 3,349,547 (9.88% of the class)
- Morgan Adam (CIK 0001964335): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,349,547; sole dispositive power 0; shared dispositive power 3,349,547; aggregate amount beneficially owned 3,349,547 (9.88% of the class)
- VENKATARAMAN BALAJI (CIK 0001114916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,349,547; sole dispositive power 0; shared dispositive power 3,349,547; aggregate amount beneficially owned 3,349,547 (9.88% of the class)
- Kapoor Vishal (CIK 0001798946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 35,013; shared voting power 0; sole dispositive power 35,013; shared dispositive power 0; aggregate amount beneficially owned 35,013 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Name of issuer: Jasper Therapeutics, Inc.
Address of issuer's principal executive offices: 2200 BRIDGE PKWY SUITE #102, REDWOOD CITY, California (CA), 94065

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by Velan Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,381,915 Shares beneficially owned by Velan Master is approximately $23,133,322, including brokerage commissions. Velan Master also owns 1,193,415 Warrants (as defined in Amendment No. 2 to the Schedule 13D), which were acquired pursuant to the 2025 Offering (as defined in Amendment No. 2 to the Schedule 13D).

The Shares beneficially owned directly by Velan Horizon were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 41,152 Shares beneficially owned by Velan Horizon is approximately $94,855, including brokerage commissions. Velan Horizon also owns 41,152 Warrants, which were acquired pursuant to the 2025 Offering.

The Shares beneficially owned directly by Avego Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 245,328 Shares beneficially owned by Avego Fund is approximately $21,512,500, including brokerage commissions.

Of the 35,013 Shares beneficially owned directly by Mr. Kapoor, (i) 4,375 Shares were granted to him in connection with the closing of the Business Combination Agreement (as defined in the initial Schedule 13D) in relation to his position as President of Amplitude Healthcare Acquisition Corporation at the time and (ii) 30,638 Shares are issuable upon the exercise of stock options that were awarded to him by the Issuer in connection with his service as a director.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On July 16, 2026, the Issuer acquired Kira Pharmaceuticals ("Kira"), a Cayman Islands exempted company, in accordance with the terms of the Agreement and Plan of Merger, dated July 16, 2026 (the "Merger Agreement"), by and among the Issuer, Kira and Kira Holdco Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"). Pursuant to the Merger Agreement, Kira merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a wholly owned subsidiary of the Issuer (the "Merger"). In accordance with the Merger Agreement, on July 16, 2026, Vishal Kapoor notified the Board of his resignation, effective immediately after the Effective Time (as defined in the Merger Agreement).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,204,811 Shares believed to be outstanding following the Merger, consisting of the (i) 28,009,802 Shares outstanding as of June 5, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2026, and (ii) 5,195,009 Shares issued following the closing of the Merger pursuant to the Merger Agreement, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2026, plus the Shares underlying the Warrants that may be exercisable by the Reporting Persons, as applicable and subject to a 9.99% beneficial ownership blocker provision (the "Ownership Limitation"), and solely with respect to Mr. Kapoor, the Shares issuable upon the exercise of stock options that were awarded to him by the Issuer.

As of the date hereof, Velan Master directly beneficially owns 3,021,915 Shares (including 640,000 Shares underlying certain Warrants), constituting approximately 8.9% of the Shares outstanding. Velan GP, as the general partner of Velan Master, may be deemed to beneficially own the 3,021,915 Shares owned by Velan Master, constituting approximately 8.9% of the Shares outstanding.

As of the date hereof, Velan Horizon directly beneficially owns 82,304 Shares (including 41,152 Shares underlying certain Warrants), constituting approximately 0.2% of the Shares outstanding. Velan Horizon GP, as the general partner of Velan Horizon, may be deemed to beneficially own the 82,304 Shares owned by Velan Horizon, constituting approximately 0.2% of the Shares outstanding.

As of the date hereof, Avego Fund directly beneficially owns 245,328 Shares, constituting approximately 0.7% of the Shares outstanding. Avego GP, as the general partner of Avego Fund, may be deemed to beneficially own the 245,328 Shares beneficially owned by Avego Fund, constituting approximately 0.7% of the Shares outstanding. Avego Management, as the co-investment manager of Avego Fund, may be deemed to beneficially own the 245,328 Shares beneficially owned by Avego Fund, constituting approximately 0.7% of the Shares outstanding.

Velan Capital, as the investment manager of each of Velan Master and Velan Horizon and co-investment manager of Avego Fund, may be deemed to beneficially own the 3,349,547 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund, constituting approximately 9.88% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 3,349,547 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund, constituting approximately 9.88% of the Shares outstanding. Mr. Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP, may be deemed to beneficially own the 3,349,547 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund, constituting approximately 9.88% of the Shares outstanding. Mr. Venkataraman, as the Managing Member of each of Avego GP and Avego Management and a Managing Member of each of Velan GP, Velan Horizon GP and Velan IM GP, may be deemed to beneficially own the 3,349,547 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Avego Fund, constituting approximately 9.88% of the Shares outstanding.

As of the date hereof, Mr. Kapoor directly beneficially owns 35,013 Shares, including 30,638 Shares underlying certain options, constituting approximately 0.1% of the outstanding Shares.

If the Warrants were not subject to the Ownership Limitation, the Reporting Persons would collectively beneficially own an aggregate of 3,937,975 Shares (including 1,234,567 Shares underlying the Warrants and 30,638 Shares underlying certain options), constituting approximately 11.4% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Signatures
- Velan Capital Master Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its General Partner (07/20/2026)
- Velan Capital Holdings LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (07/20/2026)
- Velan Horizon Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Horizon GP LLC, its General Partner (07/20/2026)
- Velan Horizon GP LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (07/20/2026)
- Avego Healthcare Capital, L.P.: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member of Avego Healthcare Capital Holdings, LLC, its General Partner (07/20/2026)
- Avego Healthcare Capital Holdings, LLC: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member (07/20/2026)
- Avego Management LLC: /s/ Balaji Venkataraman, Balaji Venkataraman, Managing Member (07/20/2026)
- Velan Capital Investment Management LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Management LLC, its General Partner (07/20/2026)
- Velan Capital Management LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (07/20/2026)
- Morgan Adam: /s/ Adam Morgan, Adam Morgan (07/20/2026)
- VENKATARAMAN BALAJI: /s/ Balaji Venkataraman, Balaji Venkataraman (07/20/2026)
- Kapoor Vishal: /s/ Vishal Kapoor, Vishal Kapoor (07/20/2026)